SEWARD & KISSEL LLP
1200 G Street, N.W.
Washington, DC 20005

Telephone: (202) 737-8833
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www.sewkis.com

April 21, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   Sequoia Fund, Inc.
        File No. 811-01976

Dear Sir or Madam:

Enclosed, on behalf of Sequoia Fund, Inc. (the “Corporation”) and in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, are the following:

1.  A copy of the Corporation’s fidelity bond for the 2008-2009 period (the “Bond”) (attached as Exhibit A); and

2.  A copy of the resolution adopted by the Board of Directors of the Corporation, including a majority of the Directors who are not interested persons of the Corporation (the “Resolution”) (attached as Exhibit B).

The premium for the Bond has been paid through February 28, 2009.

Sincerely,

/s/ Michell G. Fishman
Michell G. Fishman

Enclosures

SK 69900 0020 863369